Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:                                Name and Address of Company

Minera Andes Inc.
99 George Street, 3rd Floor
Toronto, Ontario
M5A 2N4   Canada

Item 2:                                Date of Material Change

The material change giving rise to the filing of this report occurred on June 14, 2011.

Item 3:                         News Release

A news release relating to the subject matter herein was disseminated by Marketwire, Toronto, Ontario, on June 14, 2011.

Item 4:                                Summary of Material Change

On June 14, 2011, Minera Andes Inc. (“Minera Andes”) and US Gold Corporation (“US Gold”) announced that Robert McEwen, Chairman, CEO and largest shareholder of both companies, has proposed to combine these companies to create a high growth, low-cost, mid-tier silver producer focused in the Americas.

Item 5:                                Full Description of Material Change

On June 14, 2011, Minera Andes and US Gold announced that Robert McEwen, Chairman, CEO and largest shareholder of both companies, has proposed to combine these companies to create a high growth, low-cost, mid-tier silver producer focused in the Americas.  Mr. McEwen’s investment in the combined company (market close on June 13, 2011) would be approximately US$345 million.

Mr. McEwen has proposed that Minera Andes shareholders would receive 0.4 of a US Gold common share for each 1.0 Minera Andes share currently held.  This ratio is within an average trading range established during the past six months and presents a slight premium over the previous day's closing price on June 13th, 2011.  The total number of shares outstanding in the combined company would be approximately 252.7 million.

Completion of the business combination is conditional on approval of US Gold's and Minera Andes’ Board of Directors and their special committees, confirmatory due diligence, the approval of each company's shareholders, and satisfaction of customary approvals, including regulatory, stock exchange, and court approvals.  In that regard, the board of directors of each of US Gold and Minera Andes have each formed special committees of independent directors to consider the proposed transaction.

The business combination, if approved, is anticipated to become effective in late October 2011. Upon completion of the proposed transaction the combined entity would change its name to McEwen Mining Inc.

Item 5.2:                        Disclosure for Restructuring Transactions

Not applicable.

Item 6:                                Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:                                Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8:                                Executive Officer

The name of the executive officer of Minera Andes who is knowledgeable about the material change and this report, and who can be contacted is Perry Ing, Chief Financial Officer of Minera Andes.  He can be reached at 647-258-0395.

Item 9:                                Date of Report

June 15, 2011